UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

Regarding Mitsubishi Tokyo Financial Group’s Cooperation

in Strengthening of UFJ Group’s Capital

Tokyo, August 11, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara) have concluded a basic agreement relating to MTFG Group’s cooperation in strengthening UFJ Group’s capital as set forth below.

The capital strengthening is one of the items contained in the memorandum of understanding, which was previously announced on July 16, 2004, with respect to the management integration and other matters agreed upon between the two groups. The conclusion of this basic agreement has been approved at meetings of the respective boards of directors of the four companies held today.

1. Purpose of the capital strengthening

The purpose of the capital strengthening is to maximize the benefits of management integration of MTFG and UFJ in line with the principles of such proposed transaction.

2. Amount of capital strengthening

(i)	UFJ and/or UFJ bank will strengthen its capital by injecting ¥500 billion and MTFG and/or BTM will participate in such capital strengthening.

(ii)	In addition to the strengthening of capital referred to in clause (i) above, subject to further agreement between Mitsubishi Tokyo Financial Group and UFJ Group, and as is necessary and appropriate in light of the purpose of management integration, UFJ and/or UFJ bank will increase its capital by up to ¥200 billion and MTFG and/or BTM and/or parties designated by either or both of them with the consent of UFJ and/or UFJ bank will participate in such capital strengthening.

Following the completion of due diligence, the parties plan to enter into an agreement, which will set forth the details of the capital strengthening as soon as possible.

3. Timing of the capital increase

On or before September 30, 2004.

*        *        *

Contacts:

MTFG, Corporate Communications Office, Tel: 81-3-3240-8149

UFJ, Gavin Anderson & Company, Tel: 81-3-5404-0640

BTM, Public Relations Office, Tel:81-3-3240-2950

UFJ Bank, Gavin Anderson & Company, Tel: 81-3-5404-0640

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.